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    WORLD MONITOR TRUST--
    SERIES C

    MONTHLY REPORT/
    DECEMBER 31, 1999

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WORLD MONITOR TRUST--SERIES C
--------------------------------------------------------------------------------

Dear Interest Holder:

Enclosed is the report for the period from November 27, 1999 to December 31, 1999 for World Monitor Trust--Series C ('Series C'). The net asset value of an interest as of December 31, 1999 was $95.98, a decrease of 2.20% from the November 26, 1999 value of $98.14. The 1999 calendar year return for Series C was a decrease of 7.91%. Additionally, the return for the quarterly period from September 25, 1999 to December 31, 1999 was a decrease of 10.70%.

Quarterly Market Overview

Instability across global stock markets was severe during October, but stabilized into a strong bullish market in November and December. U.S. markets rallied due to strong U.S. economic data and in anticipation of U.S. Federal Reserve monetary policy announcements to increase interest rates. In the currency markets, the U.S. dollar followed U.S. stocks higher and rallied against most major currencies, particularly against the euro. Euro prices fell as the European Central Bank raised interest rates by 0.50%, in addition to pressure from the resignation of France's Prime Minister. The Japanese yen rallied to a four-year high against the U.S. dollar in November as Japan remained on course for an economic recovery. In December, the yen moved in a zig-zag pattern as the Bank of Japan intervened to dampen the strengthening yen and Japanese officials maintained threats to intervene again. In global bond markets, investors' inflation and interest rate fears, spurred on by strong U.S. economic data, depressed bond prices during the fourth quarter.

In commodities, corn prices fell when the U.S. government reported that current supplies were at their highest level in seven years. The sell-off was sustained when the government made a large upward revision to its current crop forecast. Coffee markets were exceptionally volatile in December as coffee prices increased by nearly one half amid concerns over the effects of dry weather on the current Brazilian crop. This market then reversed and gave back nearly the entire gain as heavy rain fell on key producing areas. In the metal sector, significant speculative buying and anticipated demand due to stronger world economies supported rising prices in the industrial metals markets. After gold's price surge in September and October, gold markets gave back some of the gains recorded from the rally. In the energy markets, in addition to low year-end inventories, OPEC resolved to limit oil production which supported crude oil prices towards the end of 1999.

Quarterly Series C Performance

The following is a summary of performance for the major sectors in which Series C traded:

Financial (-): In October, Australian financial markets rallied following comments by the Reserve Bank of Australia that a long anticipated tightening in monetary policy would happen gradually. Global bond markets rallied in unison during November, though turning sharply lower towards early December on news of the U.S. Federal Reserve's interest rate hike. Australian 10-year treasury bonds, German eurobund, and Japanese government bonds experienced losses for Series C.

Currency (-): Short Canadian dollar positions recorded losses as strong economic data from Canada pushed the Canadian dollar higher against the U.S. dollar during the last week in December. The New Zealand dollar rallied as government data indicated strong growth in the domestic economy, raising expectations that an interest rate hike would be forthcoming. New Zealand dollar positions recorded losses for Series C.

Metals (-): Gold prices, followed by silver prices, continued to surge during the first week in October, causing short positions to incur losses. As the quarter progressed, news that the Dutch Central Bank planned to sell gold reserves caused gold prices to fall. Industrial metals rose on significant speculative buying and anticipated demand due to stronger world economies.

Index (-): German stock index positions were profitable for Series C as world stock markets were fueled by increased merger activity in Europe and Asia, better than expected growth in Hong Kong and Japan, and China's pending admission to the World Trade Organization.

Energy (+): In November, OPEC resolved to limit crude oil production, which resulted in rising oil prices in anticipation of lower supplies. Additionally, low year-end inventories moved prices higher in December. Natural gas prices declined due to unseasonably warm U.S. weather. Consequently, gains were recorded in long crude oil and short natural gas positions throughout the quarter.

Grain (+): Corn and wheat positions provided profits as prices fell following the completion of a successful American harvest.

The estimated net asset value per interest as of January 31, 2000 was $96.10. Past performance is not necessarily indicative of future results.

Should you have any questions, please contact your Prudential Securities Financial Advisor. For account status inquiries, contact Prudential Securities Client Services at 1-800-535-2077.

          Sincerely yours,

          /s/ Joseph A. Filicetti
          -------------------------
          Joseph A. Filicetti
          President and Director
          PRUDENTIAL SECURITIES
          FUTURES MANAGEMENT INC.

Please note that the value which appears on your Prudential Securities statement is an estimated value at calendar month-end. The actual value as of the last Friday of the month is contained in this report.

STATEMENT OF OPERATIONS
---------------------------------------------------------
For the period from November 27, 1999 to
  December 31, 1999
Revenues:
Realized gain on commodity
  transactions...............................   $ 271,631
Change in unrealized commodity
  positions..................................    (622,554)
Interest income..............................     103,420
                                                ---------
                                                 (247,503)
                                                ---------
Expenses:
Commissions..................................     139,465
Management fee...............................      35,938
                                                ---------
                                                  175,403
                                                ---------
Net loss.....................................   $(422,906)
                                                ---------
                                                ---------

STATEMENT OF CHANGES IN NET ASSET VALUE
----------------------------------------------------------
For the period from November 27, 1999 to
  December 31, 1999
                                                     Per
                                        Total      Interest
                                     -----------   -------
Net asset value at beginning
  of period (193,815.857
  interests).......................  $19,020,374   $ 98.14
Contributions......................      438,174
Net loss...........................     (422,906)
Redemptions........................     (567,743)
                                     -----------
Net asset value at end of
  period (192,411.407 interests)...  $18,467,899     95.98
                                     -----------
                                     -----------
                                                   -------
Change in net asset
  value per interest............................   $ (2.16)
                                                   -------
                                                   -------
Percentage change...............................     (2.20)%
                                                   -------
                                                   -------

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I hereby affirm that, to the best of my knowledge and belief, the information contained herein relating to World Monitor Trust--Series C is accurate and complete.

                         PRUDENTIAL SECURITIES FUTURES
                                MANAGEMENT INC.

                                /s/ Barbara J. Brooks
                                ----------------------
                             by: Barbara J. Brooks
                            Chief Financial Officer